Exhibit 99.1

Obsidian Energy Regains Compliance with the New York Stock Exchange’s Continued Listing Standard & Announces Details for its First Quarter Results and Annual and Special Meeting

CALGARY, May 1, 2018 /CNW/—OBSIDIAN ENERGY LTD. (TSX/NYSE – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) received notification from the New York Stock Exchange (the “NYSE”) that we have regained compliance with the NYSE’s continued listing standard regarding the price of Obsidian Energy’s common stock.

The Company had received notification regarding the price deficiency on March 12, 2018. The NYSE requires that the average closing price of a listed company’s common stock be no less than US$1.00 per share over a consecutive 30 trading day period and close above US$1.00 per share on the last trading day of the month to regain compliance. The Company has been notified by the NYSE that it has cured the price condition and regained compliance with all NYSE continued listing requirements as of April 30, 2018.

As outlined in our Management Information Circular and Proxy Statement, the Company will withdraw the share consolidation proposal at the Annual and Special Meeting on May 11, 2018 (the “Meeting”) based on the Company regaining compliance with the NYSE’s continued listing standard. The withdrawal of this resolution will not affect the validity of the form of proxy enclosed with the Meeting materials, nor the validity of any proxy that has been otherwise already properly submitted. Shareholders still wishing to complete and submit a proxy in relation to the Meeting do not need to indicate their voting instructions on the resolution regarding the share consolidation.

First Quarter Results & Meeting Details

The Company will be releasing its 2018 first quarter financial and operational results before markets open on Friday May 11, 2018. There will be no conference call accompanying the release, as the Company’s Meeting is scheduled at 10:00 a.m. MDT (12:00 p.m. EDT) later that morning. The Meeting will be held in the Acadia Ballroom of the Marriott Downtown Hotel, located at 110—9th Avenue SE Calgary, Alberta.

At approximately 10:10 a.m. MDT, and following the formal portion of the Meeting, Mr. David French, President and CEO, will address shareholders and discuss the Company’s 2018 first quarter financial and operational results. The Company will host a question and answer period subsequent to the presentation.

To listen to a live broadcast of the presentation and the question and answer period, please access the following URL:

https://event.on24.com/wcc/r/1652072/0971A412DE063422C87144C72F6938B1

A replay of the audio webcast will be available two hours after the meeting on our website at www.obsidianenergy.com.

Electronic copies of our Management Information Circular, Proxy Statement, financial statements, news releases, and other public information are available on our website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Obsidian Energy shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “OBE”.

OBSIDIAN ENERGY: Suite 200, 207—9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com